                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                           Drilex International Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  262044 10 0
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                                 (CUSIP Number)

                         Lawrence O'Donnell, III, Esq.
                           Baker Hughes Incorporated
                          3900 Essex Lane, Suite 1200
                              Houston, Texas 77027
                                 (713) 439-8600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 16, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

CUSIP No. 262044 10 0
-------------------------------------------------------------------------------
        (1)    Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons

               Baker Hughes Incorporated, a Delaware corporation
               76-0207995
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        (2)    Check the Appropriate Box if a Member of a Group   (a)       [ ]
                                                                  (b)       [ ]
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        (3)    SEC Use Only

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        (4)    Source of Funds
                                                                            WC
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        (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
               Items 2(d) or 2(e)
                                                                            [ ]
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        (6)    Citizenship or Place of Organization

               Delaware
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Number of      (7)    Sole Voting Power                   -0-*
Shares Bene-          ---------------------------------------------------------
ficially       (8)    Shared Voting Power                 -0-*
Owned by              ---------------------------------------------------------
Each Report-   (9)    Sole Dispositive Power              -0-*
ing Person            ---------------------------------------------------------
With           (10)   Shared Dispositive Power            -0-*

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        (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

               1,665,839 Shares *
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        (12)   Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares [ ]
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        (13)   Percent of Class Represented by Amount in Row (11)
               25.0%
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        (14)   Type of Reporting Person (See Instructions) CO

               *See Items 4 and 5


                              Page 2 of 11 Pages

ITEM 1.  SECURITY AND ISSUER

         The class of securities to which this statement relates is the common stock, par value $.01 per share ("Drilex Common Stock"), of Drilex International Inc., a Delaware corporation ("Drilex"). The address of the principal executive offices of Drilex is 15151 Sommermeyer, Houston, Texas 77041.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement on Schedule 13D is filed by Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes"). Baker Hughes is a provider of products and services to the oil, gas and process industries. Information with respect to the executive officers and directors of Baker Hughes, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the schedule attached hereto as Schedule I, which is incorporated in this Schedule 13D by reference. The address of the principal business and office of Baker Hughes is 3900 Essex Lane, Houston, Texas 77027. Other than Baker Hughes' executive officers and directors, there is no corporation or other person ultimately controlling Baker Hughes. During the last five years, neither Baker Hughes nor, to the best of Baker Hughes' knowledge, any executive officer or director of Baker Hughes has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No funds were used in connection with entering into the Stockholder Agreement (as defined in Item 4 of this Schedule 13D). Baker Hughes expects to use working capital to pay the purchase price of any shares of Drilex Common Stock that may be purchased pursuant to the Stockholder Agreement described in
Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

         (a)-(c) On April 16, 1997, Drilex, Baker Hughes and Baker Hughes Merger, Inc., a Delaware corporation and a wholly owned subsidiary of Baker Hughes ("Subsidiary"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Subsidiary would be merged (the "Merger") with and into Drilex and each outstanding share of Drilex Common Stock would be converted into a right to receive shares of common stock, par value $1.00 per share, of Baker Hughes ("Baker Hughes Common Stock"), pursuant to a formula described therein. The consummation of the Merger is subject to a number of conditions set forth in the Merger Agreement, including approval of the stockholders of Drilex and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Following the Merger, Drilex would be a wholly owned subsidiary of Baker Hughes.

                              Page 3 of 11 Pages

         Also on April 16, 1997, and in connection with the execution of the Merger Agreement, Baker Hughes entered into a Stockholder Agreement (the "Stockholder Agreement") with DRLX Partners, L.P., a Delaware limited partnership ("DRLX Partners"). DRLX Partners owns 4,119,207 shares (approximately 61.8%) of Drilex Common Stock. DRLX Partners entered into the Stockholder Agreement with Baker Hughes as an inducement to Baker Hughes to enter into the Merger Agreement.


         The Stockholder Agreement provides for DRLX Partners' grant to Baker Hughes of an irrevocable option (the "Option") for the purchase, subject to certain conditions, of up to 1,665,839 shares (the "Option Shares") of Drilex Common Stock held by DRLX Partners at a per share cash exercise price of $16.00. The Stockholder Agreement provides that the Option may be exercised in whole at any time, and in part from time to time, after the occurrence of a Triggering Event (as defined in the Stockholder Agreement), but prior to the Termination Date (as defined in the Stockholder Agreement). Generally, a "Triggering
Event" means the termination of the Merger Agreement in the context of a third party's making a competing Acquisition Proposal (as defined for purposes of the Stockholder Agreement) or the occurrence of any event giving Baker Hughes the right to terminate the Merger Agreement pursuant to Section 7.1(e) of the Merger Agreement (generally, the withdrawal or modification of the recommendation of Drilex's Board of Directors with respect to the Merger). For purposes of the Stockholder Agreement, the "Termination Date" means the first to occur of (1) the effectiveness of the Merger (the "Effective Time") and (2) the close of business on the date 45 days after the termination of the Merger Agreement, provided that such date shall be extended under certain circumstances.

         The Stockholder Agreement also provides that, with respect to any vote of the stockholders of Drilex held prior to the earlier of (1) the Effective Time and (2) the termination of the Merger Agreement (such earlier time being referred to as the "Voting Termination Date"), DRLX Partners shall vote or cause to be voted the 4,119,207 shares of Drilex Common Stock held by it (which includes the Option Shares), together with any shares of capital stock of Drilex acquired by DRLX Partners after the date of the Stockholder Agreement (collectively, the "Stockholder Shares"), in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger Agreement, and any actions required in furtherance of the Merger Agreement or the Stockholder Agreement. The Stockholder Agreement also provides that DRLX Partners will not enter into any agreement or understanding with any person prior to the Voting Termination Date, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of the Stockholder Shares in any manner inconsistent with the foregoing.

         Prior to the Termination Date, the Stockholder Agreement prohibits DRLX Partners from, among other things, subjecting any of the Option Shares to, or suffering to exist on any of the Option Shares, any lien, pledge, security interest, charge or other incumbrance or restriction, subject to certain limitations. Pursuant to the Stockholder Agreement, DRLX Partners also agreed not to sell, transfer, assign, convey or otherwise dispose of (a) any of the Option Shares prior to the Termination Date or (b) any of the Stockholder Shares prior to the record date for the stockholder meeting of Drilex to vote on the Merger Agreement.



                              Page 4 of 11 Pages

                 Except as contemplated by the Merger Agreement and the Stockholder Agreement, Baker Hughes has no current intention of acquiring or disposing of shares of Drilex Common Stock; however, Baker Hughes' intentions may change in light of the facts and circumstances that may arise in future dealings in the marketplace or other events effecting Drilex or Baker Hughes and the operation of the terms of these agreements.

         (d) As part of the Merger Agreement, the directors of Subsidiary at the Effective Time will become the directors of Drilex. The officers of Drilex at the Effective Time will serve as the initial officers of Drilex following the Merger.

         (e) The Merger Agreement provides that, at or prior to the closing of the Merger Agreement, Baker Hughes shall refinance (or arrange for the continuation of) or repay all Drilex's debt under its current bank credit facility.

                 Pursuant to the Merger, all shares of Drilex Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into Baker Hughes Common Stock. All such shares of Drilex Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Each issued and outstanding share of the common stock of Subsidiary shall be converted into and become 10,000 fully paid and nonassessable shares of Drilex Common Stock. Subsidiary has 1,000 shares of common stock issued and outstanding.

         (f) Upon the Effective Time, as a result of the Merger, Drilex would become a wholly owned subsidiary of Baker Hughes.

         (g) The Merger Agreement provides for limitations on the solicitation by Drilex, its directors, officers, employees, agents, affiliates or other representatives of any proposal or offer (other than by Baker Hughes) with respect to certain types of business combinations and transactions. The Stockholder Agreement has similar limitations on DRLX Partners and its officers, directors, employees, partners, agents, affiliates or other representatives. The Merger Agreement also provides for a $4 million termination fee payable to Baker Hughes by Drilex if the Merger Agreement is terminated for certain reasons.

         (h)-(j) As a result of the Merger, Drilex Common Stock will no longer be traded on the Nasdaq National Market.


                                      ***


                 The foregoing responses to this Item 4 are qualified in their entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by reference, and the Stockholder Agreement, the full text of which is filed as Exhibit 2 hereto and incorporated herein by reference.



                              Page 5 of 11 Pages

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

         (a) Drilex represented in the Merger Agreement that it had outstanding as of April 1, 1997 an aggregate of 6,663,356 shares of Drilex Common Stock. The number of outstanding shares of Drilex Common Stock as to which Baker Hughes has a right to acquire pursuant to the Option (and thus may be deemed to beneficially own) is 1,665,839 (or 25.0% of the shares of Drilex Common Stock issued and outstanding).

                 To the best of the Baker Hughes' knowledge and belief none of the executive officers or the directors of Baker Hughes beneficially own any shares of the Drilex Common Stock.

         (b) Pursuant to the Stockholder Agreement, DRLX Partners has agreed to vote the Stockholder Shares in favor of approval and adoption of the Merger Agreement, and has agreed to restrictions on its disposition of the Stockholder Shares. Reference is made to Item 4 hereof for a description of the Stockholder Agreement.

                 DRLX Partners has advised Baker Hughes that: the general partner of DRLX Partners is SCF Partners, L.P., a Delaware limited partnership ("SCF Partners"); the general partner of SCF Partners is L. E. Simmons & Associates, Incorporated, a Delaware corporation ("L. E. Simmons & Associates"); L. E. Simmons, the Chairman of Drilex's Board of Directors, is the sole shareholder of L.E. Simmons & Associates; and the address of the principal office of each of DRLX Partners, SCF Partners, L. E. Simmons & Associates and Mr. Simmons is 600 Travis, Suite 6600, Houston, Texas 77002.

         (c) Except as set forth in this Schedule 13D, to the best of Baker Hughes's knowledge, none of Baker Hughes or the persons listed in Schedule I has effected any transaction in Drilex Common Stock during the past sixty days.

         (d) Under the Stockholder Agreement, DRLX Partners has the right to receive any cash dividends on the Option Shares, provided that the per share price associated with the Option will be reduced by the amount of such dividend. Under the Stockholder Agreement, DRLX Partners is required to remit to Baker Hughes any non-cash dividend paid to DRLX Partners with respect to any Option Shares purchased by Baker Hughes. The information in Item 4 relating to restrictions on the disposition of the Stockholder Shares is incorporated herein by reference.

         (e)     Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 The responses to Items 4 and 5 and the terms and provisions of the Merger Agreement and the Stockholder Agreement are incorporated herein by reference.



                              Page 6 of 11 Pages

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

                Exhibit 1        Agreement and Plan of Merger, dated April 16, 1997, among Baker Hughes Incorporated, Baker
                                 Hughes Merger, Inc. and Drilex International Inc.

                Exhibit 2        Stockholder Agreement dated April 16, 1997, between Baker Hughes Incorporated and DRLX
                                 Partners, L.P.



                              Page 7 of 11 Pages

                                   SIGNATURE



                After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 28, 1997

                                  BAKER HUGHES INCORPORATED



                                  BY:      /S/ LAWRENCE O'DONNELL, III
                                     ----------------------------------------
                                           Lawrence O'Donnell, III
                                           Vice President and General Counsel



                              Page 8 of 11 Pages

                                                                      SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF BAKER HUGHES INCORPORATED





         For each director and executive officer of Baker Hughes, the following table sets forth the name, business address and present principal occupation or employment and the organization in which such employment is conducted. Unless otherwise indicated below, each such person is a citizen of the United States of America, the business address of each such person is c/o Baker Hughes Incorporated, 3900 Essex Lane, Suite 1200, Houston, Texas 77027, and each listed position is with Baker Hughes.

                                           Present Principal Occupation or Employment;
NAME                                               Business Address
----                                       ------------------------------------------
Max L. Lukens                              Chairman of the Board, President and Chief Executive Officer.

Lester M. Alberthal, Jr.                   Director.  Mr. Alberthal serves as the Chairman of the Board and Chief
                                           Executive Officer of Electronic Data Systems Corporation, an information technology service company.  His business address is Electronic Data Systems,
                                           5400 Legacy Dr., Plano, Texas 75024-3199.

Victor G. Beghini                          Director.  Mr. Beghini serves as Vice Chairman - Marathon Group, USX
                                           Corporation and as the President of Marathon Oil, an oil and gas exploration company.  His business address is Marathon Oil Company, 5555 San Felipe,
                                           Houston, Texas 77056-3128.

Jack S. Blanton                            Director.  Mr. Blanton serves as the President of Eddy Refining Company, a company which invests in certain joint ventures and operates and leases commercial and industrial properties.  His business address is Eddy Refining
                                           Company, 700 Louisiana, Suite 3920, Houston, Texas 77002.

Eunice M. Filter                           Director.  Ms. Filter serves as the Vice President, Treasurer and Secretary of
                                           Xerox Corporation, an office equipment provider.  Her business address is
                                           Xerox Corporation, 800 Long Ridge Rd., Stamford, Connecticut 06904-1600.

                              Page 9 of 11 Pages

Joe B. Foster                              Director.  Mr. Foster serves as the Chairman of the Board and Chief Executive
                                           Officer of Newfield Exploration Company, an oil and gas exploration company.
                                           His business address is Newfield Exploration Company, 363 N. Sam Houston
                                           Freeway, Suite 2020,Houston, Texas 77060-2409.

Richard D. Kinder                          Director.  Mr. Kinder serves as the Chairman and Chief Executive Officer of
                                           Kinder Morgan Energy Partners, L.P., which owns and operates pipeline systems.
                                           His business address is Kinder Morgan Energy Partners, L.P. 1301 McKinney,
                                           Suite 3450, Houston, Texas 77010.

John F. Maher                              Director.  Mr. Maher serves as the President and Chief Executive Officer of
                                           Great Western Financial Corporation, a financial services company.  His business address is Great Western Financial Corporation, 9200 Oakdale Ave.,
                                           10th Floor, Chatsworth, California 91311-6519.

James F. McCall                            Director.  General McCall serves as the Executive Director of the American
                                           Society of Military Comptrollers.  General McCall also serves as the Chairman of the Board of Enterprise Bancorp Inc. and Enterprise Federal Savings Bank.
                                           His business address is American Society of Military Comptrollers, 225
                                           Reinekers Lane, Suite 250, Alexandria, Virginia 22314.

Dana G. Mead                               Director.  Mr. Mead serves as the Chairman and Chief Executive Officer of
                                           Tenneco, Inc., a diversified industrial company.  His business address is
                                           Tenneco, Inc., 1275 King Street, Greenwich, Connecticut 06831-2946.

H. John Riley, Jr.                         Director.  Mr. Riley serves as the Chairman, President and Chief Executive
                                           Officer of Cooper Industries, Inc., a diversified manufacturer.  His business address is Cooper Industries, Inc., Texas Commerce Tower, 600 Travis Street,
                                           Suite 5800, Houston, Texas 77002.

Donald C. Trauscht                         Director.  Mr. Trauscht serves as the Chairman of BW Capital Corporation, an investment advisor.  His business address is BW Capital Corporation, 200 South
                                           Michigan Ave., Chicago, Illinois 60604.

M. Glen Bassett                            Vice President.



                              Page 10 of 11 Pages

Joseph F. Brady                            Vice President.

James E. Braun                             Controller.

Matthew G. Dick                            Vice President.  Mr. Dick is a citizen of the United Kingdom.

George S. Finley                           Senior Vice President and Chief Administrative Officer.

Roger P. Herbert                           Vice President.

Edwin C. Howell                            Vice President.

Eric L. Mattson                            Senior Vice President and Chief Financial Officer.

Lawrence O'Donnell, III                    Vice President and General Counsel.

Timothy J. Probert                         Vice President.

Andrew J. Szescila                         Vice President.

Jabian P. Trahan                           Vice President.



                              Page 11 OF 11 Pages

                                 EXHIBIT INDEX

         Exhibit I        Agreement and Plan of Merger, dated April 16, 1997, among Baker Hughes Incorporated, Baker
                          Hughes Merger, Inc. and Drilex International Inc.


         Exhibit 2        Stockholder Agreement dated April 16, 1997, between Baker Hughes Incorporated and DRLX
                          Partners, L.P.